Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

Jefferies LLC

520 Madison Avenue

New York, New York 10022

UBS Securities LLC

1285 Avenue of the Americas

New York, New York 10019

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

May 9, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, D.C. 20549

Attention:	David Irving
Mark Brunhofer
Irene Paik
Sandra Hunter Berkheimer

Re: eToro Group Ltd.

Registration Statement on Form F-1

Filed May 5, 2025

File No. 333-286050

Acceleration Request

Requested Date: May 13, 2025

Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as the representatives of the several underwriters (the “Representatives”), hereby join in the request of eToro Group Ltd., a company organized under the laws of the British Virgin Islands (the “Company”), that the effective date of the above-referenced Registration Statement on Form F-1 be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time, on May 13, 2025, or as soon thereafter as practicable, or at such other time thereafter as the Company or its outside counsel, Skadden, Arps, Slate, Meagher & Flom LLP, may request by telephone to the staff of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Securities Act, we, as the Representatives, wish to advise you that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others prior to the requested effective time of the Registration Statement.

We, the undersigned Representatives, hereby represent that we are in compliance and will comply, and have been informed by the other participating underwriters that they are in compliance and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the offering pursuant to the above-referenced Registration Statement and Preliminary Prospectus.

[Signature Page Follows]

Very truly yours,
Goldman Sachs & Co. LLC
Jefferies LLC
UBS Securities LLC
Citigroup Global Markets Inc.

As Representatives of the several Underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ Danielle Freeman
Name:	Danielle Freeman
Title:	Managing Director

JEFFERIES LLC

By:	/s/ Alexander Yavorksy
Name:	Alexander Yavorksy
Title:	Joint Global Head of Financial Institutions Group

UBS SECURITIES LLC

By:	/s/ Adam Kerbis
Name:	Adam Kerbis
Title:	Executive Director

By:	/s/ Alex Cahail
Name:	Alex Cahail
Title:	Director

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Patrick Leonard
Name:	Patrick Leonard
Title:	Managing Director